Ex. 16


THE MUNDER FUNDS, INC.
Schedule of Computation
(Exhibit 16)



1.	30-Day SEC Yield:
		Formula: 2*(((A - B + 1)/(C*D)) + 1)^6 - 1)
				A = interest earned during the period
				B = expenses accrued during the period
				C = average fund shares outstanding during
the period
				D = maximum offering price per share on
the last day of the period


2.	Average Annual Total Return:
		Formula:  P(1 + T)n = ERV
				T 		= average annual total return
				ERV	= ending redeemable value of a
hypothetical $1,000 payment made at the beginning of the 1, 5 or
10 year (or other) periods at the end of the applicable period (or a fractional portion thereof);
				P	 	= hypothetical initial payment
of $1,000; and
				n 		= period covered by the
computation, expressed in years and portion of a year


3.	Aggregate Total Return:
		Formula:  (ERV/P) - 1